SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 8)

                    Hallwood Realty Partners, L.P.
                        (Name of Issuer)

             Units Representing Limited Partnership Interests
                   (Title of class of securities)

                            40636T5
                         (CUSIP Number)

                      Peter A. Nussbaum, Esq.
                     Schulte Roth & Zabel LLP
                         900 Third Avenue
                    New York, New York  10022
                         (212) 756-2000

   (Name, address and telephone number of person authorized to receive notices and communications)

                           June 20, 1997
     (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
<PAGE


                       		 SCHEDULE 13D

CUSIP No. 4063T5                                 Page 2 of 4 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Partners, L.P.    13-3700768

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [ ]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            247,994

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          247,994
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    247,994

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    14.82%

     14        TYPE OF REPORTING PERSON*


Page 3 of 4 Pages

     This Amendment No. 8 amends and supplements the Statement on Schedule
13D
(the "Schedule 13D") relating to the Units representing limited partnership interests (the "Units") of Hallwood Realty Partners, L.P., a publicly-traded Delaware partnership (the "Partnership"), previously filed by Gotham Partners,
L.P., a New York limited partnership ("Gotham").
     Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D.
     Except as specifically provided herein, this Amendment does not modify any of the information previously reported on Schedule 13D.
                             *   *   *


Item 4 is hereby amended to add the following information:

Item 4. Purpose of Transaction

      On February 26, 1997, Gotham filed a Complaint for Inspection of Partnership Records against the Partnership and the general partner of the Partnership in an action entitled Gotham Partners, L.P. v. Hallwood Realty Partners, L.P. and Hallwood Realty Corporation, in Civil Action No. 15578, in the Court of Chancery of the State of Delaware in and for New Castle County. The complaint seeks access to Partnership records pursuant to
Section 17-305 of the Delaware Revised Uniform Limited Partnership Act,
Section 11.01(b) of the Amended and Restated Agreement of Limited Partnership of the Partnership and otherwise in accordance with applicable law. Gotham had previously sought such access to Partnership books and records by a demand letter as described in Amendment No. 6 to the Schedule 13D filed on January 27, 1997. The Partnership would not make such documents available without imposing unreasonable conditions on such access. Accordingly, Gotham has commenced the above-described action.

	On June 20, 1997, Gotham filed an action entitled Gotham Partners, L.P.
v. Hallwood Realty Partners, L.P., Hallwood Realty Corporation, The Hallwood Group Incorporated, Anthony J. Gumbiner, Brian M. Troup, William L. Guzzetti, Alan G. Crisp, William F. Forsyth, Edward T. Story, and Udo H. Walther, in the Court of Chancery of the State of Delaware in and for New Castle County.
A copy of the complaint in said action is attached hereto. In the new action, Gotham alleges, among other things, that the General Partner and its principals and affiliates have engaged in a pattern of waste and self-dealing intended to entrench the General Partner; to consolidate its control over the Partnership; to dilute the interests of other limited partners; to acquire limited partnership Units at unfairly low prices which were substantially below the net asset value per Unit of the Partnerships properties; to appropriate to the General Partner and its affiliates the difference between the depressed market price of Units and the much higher net asset value per Unit of the Partnership and its assets; and to secure for themselves a future stream of excessive management fees. Among other things, Gotham alleges that the subject transactions were undertaken in violation of the partnership agreement and the fiduciary duties reflected therein. By way of relief, among other things, Gotham seeks to set aside the transactions through which the General Partner and its affiliates purchased limited partnership Units from the Partnership at unfairly low prices, and Gotham may seek to remove the General Partner due to its pattern of conduct.



                                                       Page 4 of 4 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 23, 1997

                         GOTHAM PARTNERS, L.P.

                         By: Section H Partners, L.P.
                             its general partner


                         By: Karenina Corp.,
                             a general partner of Section H
                             Partners, L.P.

                            By:/s/ William A. Ackman
                                ----------------------
                                William A. Ackman
                                President

	IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
	IN AND FOR NEW CASTLE COUNTY

-----------------------------------X
GOTHAM PARTNERS, L.P.,			:
							:
				Plaintiff,	:
							:
		- against -			:
							:  C. A. No.

			:
HALLWOOD REALTY PARTNERS, L.P.,	:
HALLWOOD REALTY CORPORATION, 		:
and THE HALLWOOD GROUP			:
INCORPORATED, ANTHONY J. GUMBINER, :
BRIAN M. TROUP, WILLIAM L.         :
GUZZETTI, ALAN G. CRISP, WILLIAM   :
F. FORSYTH, EDWARD T. STORY, and   :
UDO H. WALTHER,                    :
                                   :
			Defendants.	     :
-----------------------------------X


	COMPLAINT


		Plaintiff, Gotham Partners, L.P., by its attorneys, Morris, James,
Hitchens &
Williams, for its Complaint against the above-referenced Defendants, alleges as follows:
	The Parties And Jurisdiction
		1.	Plaintiff Gotham Partners, L.P. ("Gotham") is a limited
partnership
organized and existing under the laws of the State of New York.
		2.	Upon information and belief, Defendant Hallwood Realty
Partners, L.P. (the
"Partnership") is a limited partnership organized and existing under the laws of the State ofDelaware.  Its registered agent in the State of Delaware for receipt of service of process is The Corporation Trust Company, 1209 Orange
 Street, Wilmington, Delaware 19801.
		3.	Upon information and belief, Defendant Hallwood Realty
Corporation (the
"General Partner") is a corporation organized and existing under the laws of the State of Delaware and is the general partner of the Partnership.  Its registered agent in the State of Delaware for receipt of service of process is The Corporation Trust Company, Corporation Trust Center, 1209 Orange
Street, Wilmington, Delaware 19801.
		4.	Upon information and belief, The Hallwood Group Incorporated
("HGI") is
a corporation organized and existing under the laws of the State of Delaware and owns 100% of the shares of the General Partner.  Its registered agent in the State of Delaware for receipt of service of process is The
 Corporation Trust Company, Corporation Trust Center, 1209 Orange Street,
 Wilmington, Delaware 19801.
		5.	Upon information and belief, Anthony J. Gumbiner ("Gumbiner")
was
Chairman of the Board and a Director of the General Partner at all times relevant hereto.  Gumbiner also served as Chairman of the Board and CEO of
 HGI at all times relevant hereto.
		6.	Upon information and belief, Brian M. Troup ("Troup") was a
Director of
the General Partner at all times relevant hereto.  Troup also served as
 President and Chief Operating Officer of HGI at all times relevant hereto.
		7.	Upon information and belief, William Guzzetti ("Guzzetti") was
President
and Director of the General Partner at all times relevant hereto.  Guzzetti was also an Executive Vice-President of HGI at all times relevant hereto.
		8.	Upon information and belief, Alan C. Crisp ("Crisp") was a
Director of the
General Partner at all times relevant hereto.  Crisp accepted appointment as a Director after September 1, 1977.
		9.	Upon information and belief, William F. Forsyth ("Forsyth")
was a Director
of the General Partner at all times relevant hereto.
		10.	Upon information and belief, Edward T. Story ("Story") was a
Director of
the General Partner at all times relevant hereto.
		11.	Upon information and belief, Udo H. Walther ("Walther") was a
Director of
the General Partner at all times relevant hereto.
		12.	Upon information and belief, the Partnership was organized in
January
 1990 and is engaged in diversified real estate activities, including acquisition, ownership, operation and management of commercial office buildings and industrial real estate and other real estate related assets.
		13.	Units of limited partnership interest of the Partnership
("Units") are
 publicly traded on the American Stock Exchange in New York.
		14.	Upon information and belief, the Partnership is governed by an
Amended
and Restated Agreement of Limited Partnership, dated as of June 7, 1990
 (the "Partnership Agreement").
		15.	Gotham is a Limited Partner of the Partnership.
		16.	The Court has jurisdiction over the matters complained of
herein
 pursuant to 6 Del. C.  17-111 and 17-1001.
	Nature Of The Action
		17.	Plaintiff brings this action on its own behalf and
derivatively on
 behalf of the Defendant Partnership to redress a pattern of waste and self dealing engaged in by the General Partner.  Among other things, the General
 Partner has caused the Partnership to enter into a series of transactions in order to entrench the General Partner, to dilute the interests of the other limited partners in the Partnership and to appropriate to the General
 Partner and/or HGI the net asset value
of the Partnership.
		18.	By this Complaint, Plaintiff seeks, inter alia to set aside
these
 self-dealing transactions and require the General Partner and/or HGI to return the Units wrongfully purchased from the Partnership.

	The Events That Give Rise To This Action

-- Defendants' Scheme To Acquire Control
		19.	Beginning in March 1995, the General Partner caused the
Partnership to
engage in a series of transactions for which there was no legitimate business purpose and which was undertaken for the purpose of acquiring for the
 General Partner and/or its parent, HGI, a controlling block of Units at a price substantially below the net asset value of the Units and in blatant disregard for the interests of the Partnership and the Limited Partners.
		20.	These transactions had the effect of increasing the holdings of the
 General Partner and/or HGI of Units from roughly 5% to nearly 24%, which, as set forth below, constitutes effective control of the Partnership.
		21.	In causing the Partnership to enter into the transactions, the
General
 Partner acted in bad faith and in knowing breach of its fiduciary duty and the terms of the Partnership Agreement.
		22.	On or about March 3, 1995, the General Partner caused the
Partnership to
effect a one-for-five reverse split of Units (the "Reverse Split").
		23.	Upon information and belief, there was no legitimate business purpose for
the Reverse Split.  The General Partner caused the Partnership to effect the
 Reverse Split in order to needlessly create fractional units and odd-lot holdings which could then be acquired by the Partnership for the benefit of the General Partner and/or HGI.
		24.	Although under the Partnership Agreement the Partnership was authorized
 to issue cash in lieu of fractional Units resulting from a reverse split, the General Partner caused the Partnership to issue fractional Units
 ("Fractional Units"), and simultaneously to offer to repurchase those Units from Unitholders.
		25.	On or about March 6, 1995, the General Partner caused the
Partnership to
sell 30,000 Units, the approximate amount of Fractional Units, to the General
 Partner and/or to HGI (the "Fractional Unit Resale").  In its public filings the General Partner and HGI stated that this sale was effected "in order to facilitate the Partnership's acquisition" of the Fractional Units.  In truth and in fact, the Partnership did not need to sell units to the General
 Partner in order to raise cash to purchase the Fractional Units.
		26.	The Units were sold to the General Partner and/or HGI at the same price
 per Unit that the Partnership paid to acquire its Fractional Units.  Upon information and belief, as the General Partner was well aware, the price paid by the Partnership for the Units was well below the net asset value of the Units.  Further, in light of the fact that the Units are thinly traded and it is difficult to obtain sizable blocks of the Units on the open market
, the block of 30,000 Units sold by the Partnership should have commanded a premium over the value of individual Units.
		27.	Section 7.05 of the Partnership Agreement provides that the
Partnership
 may enter into transactions with the General Partner or its affiliates provided that the terms of any such transaction are substantially equivalent to terms obtainable by the Partnership from a comparable unaffiliated third party.
		28.	Upon information and belief, in causing the Partnership to
enter into the
Fractional Unit Resale, the General Partner made no effort to ascertain the price which a comparable unaffiliated third party would pay for the Units and, in fact, the price at which the Units were sold to the General Partner and/or HGI was substantially less than a comparable unaffiliated third party would have paid.
		29.	Section 7.10 of the Partnership Agreement requires that an
"Audit
Committee" of the General Partner review and approve any and all transactions between the Partnership and the General Partner or any of its affiliates.
 The Audit Committee is required to engage in an informed and reasoned decision making.
		30.	Upon information and belief, neither the Audit Committee nor anyone else
on behalf of the General Partner sought or obtained the advice of independent financial or other advisors in evaluating the Fractional Unit Resale.
		31.	By causing the Partnership to sell Units to the General
Partner and/or
 HGI at the same price at which the Partnership had acquired the Fractional
 Units, the General Partner deprived the Partnership of the opportunity to resell such units to a third party at a higher price, to hold the Units for appreciation in their value, or to retire the Units for the benefit of all
 Limited Partners.
		32.	In June 1995, the General Partner caused the Partnership to
commence a
commission-free offer to purchase Units held by holders of less than 100
 Units (so-called "odd lots") ("the "Commission-Free Offer").  Although the ostensible reason for the Commission-Free Offer was to save on the admin-
istrative costs of servicing odd-lot holders (which had been created in the first instance by the Reverse Split), the real purpose of the Commission-
Free Offer was to enable the General Partner and/or HGI to acquire a significant block of Units without complying with the federal and state securities laws and at an unfairly low price.
		33.	In reality, the Commission-Free Offer was a tender conducted by the
Partnership on behalf of the General Partner and/or HGI.  Because it was structured as a self-tender by an issuer of securities for odd lots, the
 Partnership did not have to comply with the tender offer rules of the
Securities and Exchange Commission ("SEC").  Had the General Partner and/or HGI
conducted a tender offer in its own name, the General Partner and/or HGI would have had to comply with the securities laws and regulations concerning tender offers.
		34.	The alleged reason for the Commission-Free Offer -- to reduce administrative expenses by eliminating small holders -- would have been satisfied by having the Partnership acquire and retain the odd-lots.  The
General Partners and HGI have asserted that it was necessary for the Partner-
ship to sell Units acquired in the Commission-Free Offer to the General
Partner and/or HGI because the Partnership allegedly did not otherwise have funding to purchase the Units.  Upon information and belief, the Partnership could have easily obtained the approximately $4 million in funding needed for the Commission-Free Offer from a third party.  Less than three months after the Commission-Free Offer, a newly created subsidiary of the
Partnership entered into a $88 million credit agreement with Nomura Asset
 Capital Corporation.
		35.	The Partnership acquired nearly 300,000 Units (representing
nearly 18% of
outstanding Units) through the Commission-Free Offer.  All such Units acquired by the Partnership were resold to the General Partner and/or HGI
 (the "Commission-Free Offer Resale") at the same price that the Partnership paid for the Units.  Upon information and belief, as the General Partner was well aware, the price paid for such Units was substantially less than the net asset value of the Units.  Moreover, the number of Units sold by the
Partnership to the General Partner acquired through the Commission-Free Offer constituted a control block of Units and should therefore have commanded a significant premium over individual Unit value.
		36.	Upon information and belief, the Partnership and the General
Partner
did not make any effort to ascertain what price an unaffiliated third party would have been willing to pay for the Units sold to the General Partner and/
or HGI in the Commission-Free Offer Resale.
		37.	Upon information and belief, neither the Audit Committee nor any other
person on behalf of the General Partner obtained the advice of an independent financial or other advisor concerning the terms of the Commission-Free Offer
 Resale.
		38.	By causing the Partnership to sell Units it acquired in the
Commission-
Free Offer to the General Partner and/or HGI at the same price at which the
Partnership had acquired the Units, the General Partner deprived the Partner-
ship of the opportunity to resell its Units to a third party at a higher price, to hold the Units for appreciation in their value, or to retire the
Units for the benefit of all Limited Partners.
		39.	In connection with the purchase of Fractional Units and Units under the
Commission-Free Offer, the General Partner caused the Partnership to withhold material information from Limited Partners about the value of the Units and the real purpose of its purchases.  The General Partner thereby breached its duty of full disclosure owed to the Limited Partners.
-- The Effect Of The Transactions
		40.	Pursuant to Paragraph 14.02 of the Partnership Agreement, the
General
Partner may be removed only by written consent or vote of 66 2/3% of out-
standing Partnership Units.
		41.	Prior to the transactions alleged, the General Partner and/or
HGI held
approximately 5% of outstanding Units and were not in a position to prevent removal of the General Partner by vote of public Unitholders.
		42.	Following completion of the transactions alleged above, the
General
Partners and/or HGI held nearly 24% of outstanding Units.  In addition, as a result of the grant of options, directors and executive officers of the
General Partner beneficially owned nearly 5% of outstanding Units.  Thus, as of March 14, 1997, the General Partner, HGI and officers and directors of the
General Partner beneficially owned nearly 30% of outstanding Units.
		43.	By reason of such holdings the General Partner and/or HGI
were, as a
practical matter, in a position to prevent removal of the General Partner by the vote of public Unitholders.  With nearly 30% of outstanding Units in the hands of the General Partner or its affiliates, public Unitholders seeking to remove the General Partner face the virtually impossible task of obtaining the votes of nearly 94% of outstanding publicly held Units.
		44.	As a result of the transactions alleged, control of the
Partnership was
transferred from public Unitholders to the General Partner and/or HGI.
-- The Grant Of Options
		45.	In addition to the transactions alleged above, on or about
February 25,
 1995, the General Partner caused the Partnership to adopt a Unit Option
Plan.  Upon information and belief, on or about February 27, 1995, a "Special
 Committee" of the Board of Directors of the General Partner granted options to purchase Units to Anthony Gumbiner, Brian M. Troup and William L. Guzzetti
, all of whom are senior officers of HGI and directors of the General Partner.
		46.	Upon information and belief, the "Special Committee" which
purportedly
approved the options did not obtain advice from independent financial or other analysts concerning the net asset value of the Units or an appropriate exercise price for the options and consequently failed to make an informed and reasoned decision concerning the issuance of the options. Defendants'
Efforts To Conceal Their WrongdoingAnd Prevent Plaintiff From Obtaining Further
Information Concerning The Transactions Alleged

		47.	Beginning at least as early as late 1996, Gotham approached
the Partner
ship and the General Partner to obtain information about the transactions alleged above.  Towards that end, Gotham representatives met personally and spoke by telephone with representatives of the Partnership and the General
Partner.  Those representatives did not respond to Gotham's requests for information.
		48.	Gotham thereafter sent a written demand for access to the
books and
records of the Partnership.  Without any legitimate basis, the Partnership and the General Partner refused.  Gotham attempted to obtain access by negotiation with Defendants but Defendants refused to provide access.
		49.	Gotham was therefore forced to bring an action in the Court
for an order
compelling Defendants to provide access.
		50.	Although recognizing their obligation to make books and
records avail-
able, Defendants have sought to frustrate and delay Gotham's efforts to exer-
cise its legitimate right to obtain access to such books and records, with the result that as of the date of this Complaint, Gotham has yet to have access to such books and records.
		51.	Defendants have repeatedly assured Gotham that Defendants are blameless
and have acted properly at all times. Defendants have knowingly and intent-
ionally withheld information concerning their wrongdoing and delayed Gotham in pursuing its claims.
		52.	As a result of Defendants' repeated delay, it appears that
Defendants are
attempting to create a basis for alleging that any claims that Plaintiff may assert based upon Defendants' wrongdoing are time-barred.  In order to avoid any such argument, Plaintiff is filing this action. Demand Upon The General
Partner Is Excused
		53.	Plaintiff seeks to remedy the injury caused by the conduct of the General
Partner and the directors.  Although some or all of Plaintiff's claims are derivative in nature, Plaintiff has made no demand upon the General Partner because, as alleged herein, the General Partner and/or HGI are interested parties to the self-dealing transactions upon which Plaintiff's claims are based and appeared on both sides of the transactions at issue herein.  Such conduct excuses demand.
		54.	Also, as alleged above, Plaintiff's claims are based, in part, upon
conduct by the General Partner designed to result in the General Partner entrenching itself in power.  Such an entrenchment motive on the part of the
General Partner excuses demand.
		55.	Accordingly, in accordance with 6 Del. C. 17-1003, demand
upon the
General Partner would be futile.
	COUNT I - BREACH OF CONTRACT -- PARTNERSHIP AGREEMENT
		56.	Plaintiff repeats the allegations in paragraphs 1-55.
		57.	The Partnership Agreement specifically limits the
circumstances in which
the General Partner and its affiliates may purchase or sell Units.  Pursuant to Section 7.09 of the Partnership Agreement, the General Partner may
purchase Units on behalf of and/or for the account of the Partnership, and the General Partners and its affiliates may purchase Units "other than from the Partnership".  By necessary implication, the General Partner and its affiliates are precluded from purchasing Units from the Partnership, and the transactions alleged above violate the Partnership Agreement.
		58.	Even if the Partnership Agreement permitted purchases from the
Partner-
ship, by causing the sale of Units by the Partnership to the General Partner and/or HGI on terms that were not substantially equivalent to terms obtain-
able from a comparable unaffiliated third party, the General Partner breached
 Section 7.05 of the Partnership Agreement.
		59.	The failure of the Audit Committee to obtain independent
advice and
evaluate the transactions alleged in an informed and reasoned manner is a breach of Section 7.10(a) of the Partnership Agreement.
		60.	The transactions alleged constitutes self dealing by General
Partner.
		61.	The transactions were not fair to the Partnership or
Plaintiff.
		62.	By causing the Partnership to sell to the General Partner
and/or HGI,
directly or indirectly, the Units acquired by the Partnership in the transactions alleged above at the same price the Partnership had paid for the
 Units, the General Partner deprived the Partnership of the opportunity to resell such Units at a higher price, to hold such Units for appreciation in value, or to retire the Units for the benefit of all Limited Partners.
		63.	In light of the fact that the sale of Units by the Partnership to the
General Partner and/or HGI in the period March through July 1995 transferred control over the Partnership from public Unitholders to the General Partner and/or HGI, the General Partner had the obligation to explore alternative transactions before approving such sales.
  64.	Upon information and belief, the General Partner made no effort to seek out other purchasers for the Units or to obtain independent advice as to the price which a third party would been willing to pay for the Units.
		65.	The General Partner was under an obligation to make informed and reasoned
decisions concerning Partnership transactions.
		66.	Upon information and belief, the Audit Committee and other
bodies and
representatives of General Partner failed to reasonably inform themselves before causing the Partnership to enter into the transactions alleged above.
Among other things, upon information and belief, the General Partner did not conduct a reasonable investigation of third parties who would be willing to pay for the block of Units sold to the General Partners or HGI in the
Fractional Unit Resale or the Commission-Free Offer Resale.
		67.	By the conduct alleged, the General Partnership knowingly and in bad
faith breached the Partnership Agreement.
		68.	The General Partner's actions have caused and continue to
cause
irreparable injury to Plaintiff and the Partnership.

	COUNT II - BREACH OF FIDUCIARY DUTY

		69.	Plaintiff repeats the allegations of paragraphs 1-68.
		70.	By the conduct alleged, the General Partner violated its
fiduciary duty
 to the Partnership and the Plaintiff.
		71.	The General Partner's actions have caused and continue to
cause
irreparable harm to Plaintiff and the Partnership.
	COUNT III -- BREACH OF
	FIDUCIARY DUTY -- DIRECTORS
		72.	Plaintiff repeats the allegations of paragraphs 1-71.
		73.	Gumbiner, Troup, Guzzetti, Crisp, Forsyth, Story and Walther
(the
"Directors") were directors of the General Partner at the time of the trans-
actions alleged above
		74.	As directors of the General Partner, the Directors owed
fiduciary
duties to the Partnership and the Limited Partners.
		75.	The Directors caused the General Partner to engage in the
breaches of
fiduciary duty and the Partnership Agreement alleged above and thereby breached their fiduciary duties.
		76.	The Directors' actions have caused and continue to cause
irreparable
injury to Plaintiff and the Partnership.
	COUNT IV - FRAUD

		77.	Plaintiff repeats the allegations of paragraphs 1-76.
		78.	Defendants owed the Partnership and the Limited Partners a
fiduciary duty
of full and fair disclosure.
		79.	The General Partner other than the Partnership misrepresented and/or
concealed from the Partnership and the Limited Partners the true value of the
 Partnership's assets and the real reason for the transactions alleged above.
		80.	The General Partner acted with intent to deceive or with
reckless
disregard for the truth.
		81.	The General Partner and the Limited Partners relied to their detriment on
such misrepresentations and facts which the General Partner knew to be false.
		82.	The General Partner's actions have caused and continue to
cause
irreparable harm to Plaintiff and the Partnership.

	COUNT V -- HGI
		83.	Plaintiff repeats the allegations of paragraphs 1-82.
		84.	HGI has knowingly and intentionally induced the General
Partner to breach
its fiduciary duties and the Partnership Agreement as alleged above, has aided and abetted those breaches, and/or has conspired with the General
Partner to commit those breaches
 	85.	The actions complained of have caused and continue to cause
irreparable
injury to Plaintiff and the Partnership.
			WHEREFORE, Plaintiff respectfully requests this Court to enter an order:
		(1)	Rescinding all sales of Units by the Partnership to the
General Partner
 and/or HGI March effected in the period March through July 1995;
		(2)	Awarding as damages in an amount to be determined at trial;
		(3)	Directing the General Partner to reimburse the Partnership for all fees
 and expenses, including attorney's fees, incurred in connection with the
Reverse Split, the Commission-Free Offer, or the sale of Units by the
Partnership to the General Partner or its affiliates in the period March through July 1995
 	(4)	Awarding Plaintiff its costs and expenses, including attorneys'
fees,
incurred in connection with this action;
		(5)	Directing the General Partner to reimburse the Partnership for all fees
 and expenses, including attorneys' fees, incurred in connection with this action; and
		(6)	Granting such further relief as this Court deems just and
proper.
					MORRIS, JAMES, HITCHENS & WILLIAMS


					By:
  					   Lewis H. Lazarus
					   222 Delaware Avenue
					   P.O. Box 2306
					   Wilmington, DE  19899
					   (302) 888-6800



Dated:	June 20,1997